Exhibit 12.1

The PMI Group, Inc. and its Subsidiaries

Computation of Ratio of Profit to Fixed Charges

	2002	2001	2000	1999	1998
Income before income taxes and extraordinary item(1)	$455,874	$428,178	$361,986	$283,025	$263,723

Fixed Charges:
Rentals—at computed interest*	3,826	4,351	3,756	2,760	2,959
Interest Expense	23,147	15,217	10,361	8,705	7,180
Distribution on redeemable capital securities	4,030	7,604	8,309	8,311	8,311

Total fixed charges	31,003	27,172	22,426	19,776	18,450

Profit before taxes plus fixed charges	$486,877	$455,350	$384,412	$302,801	$282,173

Ratio of adjusted profit to fixed charges	15.7	16.8	17.1	15.3	15.3

*	Those portions of rent expense that are representative of interest cost.
(1)	Income reduced for equity earnings in unconsolidated subsidiaries less than 50% owned.